Exhibit 99.1

Leading U.S. Auto Claims Organization Selects Sapiens to Modernize Operations

Sapiens ClaimsPro to streamline operations, enhance reporting, and reduce technical debt for nonprofit auto claims servicing organization

Rochelle Park, NJ, May 21, 2025 – Sapiens International Corporation,  (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that a leading state-run auto insurance placement and claims organization has selected Sapiens ClaimsPro for Property & Casualty (P&C) to support its modernization efforts.

The client, which specializes in administering auto claims services, selected Sapiens to replace a decade-old legacy system. The decision was driven by the need to streamline manual processes, enhance oversight of servicing insurers, and meet strict government reporting requirements – all while maintaining operational agility without expanding internal staff.

Sapiens ClaimsPro, a feature-rich, SaaS-based solution, offers advanced, out-of-the-box functionality and a user-friendly interface that enables seamless configuration without custom development. The client will benefit from intelligent, rules-based workflows to reduce claim cycle times and expenses, enhanced case management capabilities for complex scenarios including fraud and litigation, and full visibility through robust reporting tools.

By consolidating outdated systems into a single, scalable platform, the organization expects to significantly reduce technical debt and enable its team to focus on innovation and service delivery. The implementation will enable faster processing, consistent operations across teams, and improved experiences for both claimants and adjusters.

“We’re proud to support this important organization as they modernize their claims operations,” said Roni Al-Dor, President and CEO of Sapiens. “Beyond delivering technology, our role is to be a trusted partner — helping our customers improve efficiency, enhance reporting, and create a foundation for sustainable growth. This project is a meaningful milestone in their digital transformation journey, and we’re excited to be part of it.”

Sapiens ClaimsPro for Property & Casualty enables insurers to achieve auditable, configurable, and AI-driven automation for all lines of business. The solution’s powerful rules-driven workflow and automated claim assignment drives straight-through processing and provides supervisory insights and control over claims operations.

ABOUT SAPIENS

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our Saas-based solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

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For more information visit https://sapiens.com or follow us on LinkedIn.

Investor and Media Contact
Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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